Exhibit 99.1

Rail Vision Achieves Real-Time Capabilities of its Railway Safety System

NESS ZIONA, Israel - July 24, 2017, Foresight Autonomous Holdings Ltd., a leading developer of Advanced Driver Assistance Systems (TASE and NASDAQ: FRSX), announced today that Rail Vision, which is 32% owned by Foresight, has achieved a major milestone in its development of products for advanced safety, asset and fleet management in the rail industry.

Rail Vision demonstrated its system’s real-time capabilities with its unique algorithm implementation. The prototype demonstration validated the system's ability to detect and classify railway obstacles and alert the driver and control center in real time.

In the context of Rail Vision’s solution, real-time is defined as the ability to acquire video imagery from multiple sensors, and process those video streams with sufficient throughput and minimal delay to provide timely video display and alerts to a locomotive driver. This technology incorporates breakthrough image analysis and deep learning algorithms, all implemented in software and hardware with advanced day and night imaging sensors. This is a key and strategic step towards a fully operative obstacle detection solution for railway safety applications.

About Rail Vision

Rail Vision was founded in January 2015, and it focuses on the development of a unique, first-of-its-kind cognitive vision system based on image processing technologies. Rail Vision's system is designed to alert engine drivers to obstacles on the railway tracks in a timely fashion, in any weather and any lighting conditions, by using designated cameras for object identification. Since the average stopping distance of a train traveling at a high speed is around 800 – 1,200 meters, long-distance obstacle identification is a key to railway safety. Rail Vision’s high-resolution cameras use advanced image processing algorithms to enable the system to locate obstructions from a distance of over 1,500 meters, thus being able to reduce collisions and fatalities, severe damage to locomotives and the environment.

Foresight currently holds 32% of Rail Vision’s issued and outstanding share capital, with warrants to acquire a significant number of additional shares to reach holdings of up to 48%, on a fully diluted basis.

About Foresight

Foresight (TASE and NASDAQ: FRSX), founded in 2015 is a technology company engaged in the design, development and commercialization of Advanced Driver Assistance Systems (ADAS) based on 3D video analysis, advanced algorithms for image processing and artificial intelligence. The company, through its wholly owned subsidiary, develops advanced systems for accident prevention, which are designed to provide real-time information about the vehicle's surroundings while in motion. The systems are designed to alert drivers to threats that might cause accidents, resulting from traffic violations, driver fatigue or lack of concentration, etc., and to enable highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company estimates that its systems will revolutionize ADAS by providing an automotive grade, cost-effective platform, and advanced technology.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, when Foresight describes Rail Vision's potential to develop a fully operative obstacle detection solution for railway safety applications, it is using forward-looking statements. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's registration statement on Form 20-F filed with the Securities and Exchange Commission ("SEC") on June 1, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONTACT INVESTOR RELATIONS:

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com